


## John J. Lee Jr. · 3rd

Chairman and Co-Managing Director of OneDoor Studios LLC

Santa Barbara, California, United States · 500+ connections ·
Contact info

OneDoor Studios LLC and
subsidiary Calculated...

Brooks Institute, Santa
Barbara, CA

## Experience

**Co-Managing Director**
OneDoor Studios LLC and subsidiary Calculated Development LLC · Full-time
Jul 2018 – Present · 2 yrs 6 mos
Santa Barbara, California

Leading the global distribution and finance of in-house and client motion pictures and series.
Directing the motion picture franchise development of the Calculated book series from within
1DS's SPE: Calculated Development LLC.

**Executive Chair & Co-Founder**
MyStreme · Full-time
Mar 2020 – Present · 10 mos
Santa Barbara, California, United States

**Managing Director**
Entertainment Strategy
Aug 2011 – Present · 9 yrs 5 mos
Santa Barbara

Leads Internet Television (iTV) planning, architecture and strategy. Participates in content
acquisition, financing, development, production and global distribution.

| | Producer's Business Handbook: Fourth,... | | Producer's Business Handbook Third Editi... |
|---|---|---|---|

**Co-Managing Director**
Simple Little Stories
Jul 2015 – Mar 2020 · 4 yrs 9 mos
Santa Barbara, CA

Develops, produces, sets-up and oversees global exploitation of must-see motion pictures for
global audiences, maximizing brand impact and income.

**Dean**
Whistling Woods International
Jul 2008 – Aug 2011 · 3 yrs 2 mos
Mumbai, Film City, India

Provided academic leadership and aggressive growth of Asia's largest entertainment and
media college, with over 500 students, 50 faculty and 10 departments, including India's first
Media and Entertainment MBA, complete filmmaking general and specialization Film Studies
and Practicum, and School of Animation. Steadily increased student population, qu ...see more

Show 5 more experiences ∨

## Education

**Brooks Institute, Santa Barbara, CA**
Master of Science - MS, Arts, Entertainment, and Media Management
2005

**Santa Barbara City College**
Business Administration and Management, General
1967 – 1968

**Allan Hancock College**
1966 – 1967

## Skills & endorsements

**New Media** · 94

Endorsed by **11 of John J.'s colleagues at Whistling Woods International**

**Entertainment** · 92

Endorsed by **10 of John J.'s colleagues at Whistling Woods International**

Television · 74

Television · 74

 Endorsed by **6 of John J.'s colleagues at Whistling Woods International**

Show more ⌄

## Recommendations

Received (0)    **Given (9)**

 **Donna Smith**
--
April 24, 2019, Donna worked
with John J. in the same group

Donna's C level global entertainment experience can scarce be reached by others in a lifetime. One of Donna's most valuable assets to those at the highest industry level is her perspective. Having faced and triumphed over so many urgent issues and dealt with them with such experience-informed grac... **See more**

 **Sharon Peaslee**
Writer, Producer, Teacher
February 4, 2016, Sharon
worked with John J. in the
same group

Sharon is is bright, articulate, professional, intelligent, creative, with extraordinary communication skills in writing, live presentations and produced media. She is both an inspired collaborator and team leader. Above skills, capacities, abilities and education, though she shines in each of these, S... **See more**

Show more ⌄

## Accomplishments

**3**  **Publications**
The Producer's Business Handbook  ·  Fulfilling Relationships  ·  Regular column editor                      ⌄

## Interests

 **Santa Barbara County Connections**
4,782 members

 **Melinda Gates** in
Co-chair of the Bill & Melinda Gates Foundat...
5,517,658 followers

 **JPMorgan Chase & Co.**
2,377,797 followers

 **Oracle**
6,207,942 followers

 **Screenwriters Wanted - Producers W...**
7,238 members

 **Universal Pictures**
217,809 followers

See all